Exhibit 99.2

Execution Copy

FORM OF PURCHASE AGREEMENT

THIS PURCHASE AGREEMENT (“Agreement”) is made as of this 5th day of December, 2005 (the “Signing Date”) by and among Storm Cat Energy Corporation, a company incorporated under the laws of the Province of British Columbia, Canada (the “Company”), and each of the investors set forth on Schedule I affixed hereto (each an “Investor” and collectively the “Investors”).

Recitals:

A.            The Company desires to issue and sell its common shares, without par value per share (the “Common Shares”), to the Investors at a per share purchase price of US$2.52, together with a warrant to acquire three-tenths (3/10) of a Common Share, at an exercise price of US$2.97 per share, in the form attached hereto as Exhibit A (the “Warrants”), for each Common Share purchased by the Investors pursuant to this Agreement (the “Private Placement”);

B.            The Investors wish to purchase from the Company, and the Company wishes to sell and issue to the Investors, upon the terms and conditions stated in this Agreement, such number of the Company’s Common Shares and Warrants as is set forth next to each such Investor’s name on Schedule I affixed hereto;

C.            The Company has engaged A.G. Edwards & Sons, Inc. and Coker, Palmer, Phillips & Mullen, Inc. as its placement agents (the “Placement Agents”) for the Private Placement on a “best efforts” basis;

D.            Contemporaneous with the purchase and sale of the Common Shares and Warrants, the parties hereto will enter into a Registration Rights Agreement, in the form attached hereto as Exhibit B (the “Registration Rights Agreement”), pursuant to which, among other things, the Company will agree to provide certain registration rights under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “1933 Act”), and applicable state securities laws; and

E.             The Company and the Investors are executing and delivering this Agreement in connection with two separate offerings: (i) one in the United States of America with respect to Investors who are not Foreign Investors (as defined below) in reliance upon the exemption from securities registration afforded by the provisions of Regulation D (“Regulation D”), as promulgated by the U.S. Securities and Exchange Commission (the “SEC”) under the 1933 Act, and on the exemption from Canadian prospectus and registration requirements contained in BC instrument 72-503 adopted by the British Columbia Securities Commission; and (ii) one in Canada with respect to Foreign Investors (as defined below) in reliance upon Regulation S (“Regulation S”), as promulgated by the SEC under the 1933 Act, and on the “accredited investor” exemption from applicable Canadian prospectus and registration requirements contained in Section 2.3 of National Instrument 45-106 of the Canadian Securities Administrators.

NOW, THEREFORE, in consideration of the mutual promises made herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.             Definitions.  In addition to those terms defined above and elsewhere in this Agreement, for the purposes of this Agreement, the following terms shall have the meanings set forth in this Section 1:

“Affiliate” means, with respect to any Person, any other Person which directly or indirectly Controls, is Controlled by, or is under common Control with, such Person.

“Business Day” means a day, other than a Saturday or Sunday, on which banks in both New York City and Vancouver, British Columbia are open for the general transaction of business.

“Common Shares” has the meaning set forth in the Recitals, and also includes any securities into which the Common Shares may be reclassified.

“Company’s Knowledge” means the actual knowledge of the officers of the Company, after reasonable due inquiry and investigation.

“Confidential Information” means trade secrets, confidential information and know-how (including but not limited to ideas, formulae, compositions, processes, procedures and techniques, research and development information, computer program code, performance specifications, support documentation, drawings, specifications, designs, business and marketing plans, and customer and supplier lists and related information).

“Control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Foreign Investor” means a Purchaser that is (i) not a U.S. Person as that term is defined in Regulation S, (ii) is a resident of Canada and (iii) who is acquiring the Securities in reliance on the exemption from the registration requirements of the 1933 Act provided by Regulation S.  For the avoidance of doubt, each Foreign Investor shall also be an Investor for purposes of this Agreement.

“Intellectual Property” means all of the following: (i) patents and patent applications, patent disclosures and inventions (whether or not patentable and whether or not reduced to practice); (ii) trademarks, service marks, trade dress, trade names, corporate names, logos, slogans and Internet domain names, together with all goodwill associated with each of the foregoing; (iii) copyrights; (iv) registrations, applications and renewals for any of the foregoing; (v) Confidential Information; and (vi) computer software (including, but not limited to, data, data bases and documentation).

“Material Adverse Effect” means a material adverse effect on (i) the assets, liabilities, results of operations, condition (financial or otherwise), or business of the Company or any Subsidiary; or (ii) the ability of the Company to issue and sell the securities contemplated hereby and to perform its obligations under the Transaction Documents.

“Material Contract” means any contract of the Company or any Subsidiary that was actually filed, or required to be filed, (i) as an exhibit to the SEC Filings pursuant to Item 601(b)(4) or Item 601(b)(10) of Regulation S-K; or (ii) with the securities regulatory authorities in the provinces and territories of Canada through the System for Electronic Document Analysis and Retrieval (“SEDAR”) under applicable Canadian securities laws.

“Person” means an individual, corporation, partnership, limited liability company, trust, business trust, association, joint stock company, joint venture, sole proprietorship, unincorporated organization, governmental authority or any other form of entity not specifically listed herein.

“Placement Agent Agreements” means (i) that certain Letter Agreement, dated as of September 30, 2005, by and between the Company and A.G. Edwards & Sons, Inc.; and (ii) that certain Letter Agreement, dated as of September 30, 2005, by and between the Company and Coker, Palmer, Phillips & Mullen, Inc.

“Requisite Holders” means, with respect to any consent, vote or other action, (i) prior to the Closing Date (as defined in Section 4), the Investors who have subscribed to purchase a majority of the Shares; and (ii) following the Closing Date, the Investors holding a majority of the Shares.

“SEC Filings” has the meaning set forth in Section 5.7.

“Securities” means the Shares, the Warrants and the Warrant Shares.

“SEDAR Filings” has the meaning set forth in Section 5.7.

“Shares” means the Common Shares being purchased by the Investors hereunder.

“Subsidiary” of any Person means another Person, an amount of the voting securities of which, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which), is owned directly or indirectly by such first Person.

“Transaction Documents” means this Agreement, the Warrants and the Registration Rights Agreement.

“U.S. Investor” means a Purchaser that is a U.S. Person as that term is defined in Regulation S.  For the avoidance of doubt, each U.S. Investor shall also be an Investor for purposes of this Agreement.

“Warrants” has the meaning set forth in the Recitals.

“Warrant Shares” means the Common Shares issuable upon exercise of the Warrants being issued to the Investors pursuant to the terms of this Agreement.

“1934 Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

2.             Purchase and Sale of the Shares and Warrants.  Subject to the terms and conditions of this Agreement, on the Closing Date, each of the Investors shall severally, and not jointly, purchase, and the Company shall sell and issue to the Investors, the Shares and the Warrants in the respective amounts set forth opposite the Investors’ names on Schedule I attached hereto in exchange for the cash consideration set forth opposite their respective names on Schedule I.

3.             [Intentionally Omitted]

4.             Closing.  Upon confirmation that the conditions to closing specified herein have been satisfied or duly waived by the Requisite Holders or the Company, as applicable, (the “Closing Date”) the Company (i) shall deliver to Investors certificates, registered in such name or names as the Investors may designate, representing the Shares and the Warrants upon payment in full of the aggregate purchase price to the Company (as set forth below) by all the Investors and (ii) shall pay the Placement Agents Fee (as defined in Section 5.21).  On the Closing Date, the certificates representing the Shares and the Warrants shall be released to the Investors (the “Closing”).  The purchase and sale of the Shares and the Warrants in the Closing shall take place at the offices of Hogan & Hartson, L.L.P., 1200 Seventeenth Street, Suite 1500, Denver, Colorado 80202, or at such other location and on such other date as the Company and the Requisite Holders shall mutually agree.

5.             Representations and Warranties of the Company.  Each Investor understands and acknowledges that all of the foregoing representations and warranties speak as of October 25, 2005 and the Company has not updated such representations and warranties from that date and is under no obligation to do so.  The Company hereby represents and warrants to the Investors and the Placement Agents that as of October 25, 2005, except as set forth in the schedules delivered herewith (collectively, the “Disclosure Schedules”):

5.1.          Organization, Good Standing and Qualification.  The Company is a  company validly existing and in good standing under the Business Corporations Act (British Columbia) and has all requisite power and authority to carry on its business as now conducted and to own its properties.  Each Subsidiary is an entity duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization (as applicable), with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted. The Company and each Subsidiary is duly qualified to do business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or its leasing of property makes such qualification necessary, unless the failure to so qualify would have a Material Adverse Effect.   The Company is presently a reporting issuer in the Canadian provinces of British Columbia and Alberta and is not in default of the applicable securities legislation of such provinces.

5.2.          Authorization.  The Company has full power and authority and has taken all requisite action on the part of the Company, its officers, directors and shareholders necessary for (i) the authorization, execution and delivery of the Transaction Documents; (ii) authorization of the performance of all obligations of the Company hereunder or thereunder; and (iii) the authorization, issuance (or reservation for issuance) and delivery of the Securities.  The Transaction Documents constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability, relating to or affecting creditors’ rights generally.

5.3.          Capitalization.

(a)           Schedule 5.3 sets forth (i) the authorized capital shares of the Company on October 25, 2005 (ii) the number of capital shares issued and outstanding as of October 11, 2005, (iii) the number of capital shares issuable pursuant to the Company’s share plans as of October 11, 2005, and (iv) the number of capital shares issuable and reserved for issuance pursuant to securities exercisable for, or convertible into or exchangeable for any capital shares of the Company as of October 11, 2005.  All of the issued and outstanding Company capital shares have been duly authorized and validly issued and are fully paid, nonassessable and free of pre-emptive rights and, to the Company’s Knowledge, were issued in full compliance with applicable law and any rights of third parties.  No Person is entitled to pre-emptive or similar statutory or contractual rights with respect to any securities of the Company.  Except as described on Schedule 5.3, there are no outstanding warrants, options, convertible securities or other rights, agreements or arrangements of any character under which the Company is or may be obligated to issue any equity securities of any kind and, except as contemplated by this Agreement, the Company is not currently in negotiations for the issuance of any equity securities of any kind.  Except as described on Schedule 5.3, there are no voting agreements, buy-sell agreements, option or right of first purchase agreements or other agreements of any kind among the Company and any of the security holders of the Company relating to the securities of the Company.  Except as described on Schedule 5.3, the Company has not granted any Person the right to require the Company to register any securities of the Company under the 1933 Act, whether on a demand basis or in connection with the registration of securities of the Company for its own account or for the account of any other Person, except as contemplated by the Registration Rights Agreement. Except upon conversion or exercise of the warrants and purchase options identified on Schedule 5.3, the Company has not issued any capital shares since October 11, 2005

(b)           Except as described on Schedule 5.3, the issuance and sale of the Securities hereunder will not obligate the Company to issue Common Shares or other securities to any other Person (other than the Investors) and will not result in the adjustment of the exercise, conversion, exchange or reset price of any outstanding security.

(c)           Except as set forth on Schedule 5.3, the Company does not have outstanding shareholder purchase rights or any similar arrangement in effect giving any Person the right to purchase any equity interest in the Company upon the occurrence of certain events or otherwise.

5.4.          Subsidiaries.  Schedule 5.4 sets forth the direct and indirect subsidiaries of the Company (the “Subsidiaries”).  The Company owns, directly or indirectly, all of the capital stock of each Subsidiary free and clear of any and all liens, encumbrances and restrictions, and all the issued and outstanding shares of capital stock of each Subsidiary are validly issued and are fully paid, non-assessable and free of preemptive and similar rights.  Neither the Company nor any Subsidiary is party to any material joint venture, nor has any ownership interest in any other entity that is material to the Company and not disclosed in the SEC Filings and the SEDAR Filings.

5.5.          Valid Issuance.

(a) The Shares have been duly and validly authorized and, when issued and paid for pursuant to this Agreement, will be validly issued, fully paid and nonassessable, and shall be free and clear of all liens, encumbrances and restrictions, except for restrictions on transfer set forth in the Transaction Documents or imposed by applicable securities laws.

(b) The Warrants have been duly and validly authorized. Upon the exercise of the Warrants, the Warrant Shares will be validly issued, fully paid and non-assessable free and clear of all encumbrances and restrictions, except for restrictions on transfers set forth in the Transaction Documents or imposed by applicable securities laws. The Company has reserved sufficient number of Common Shares for issuance upon the exercise of the Warrants, free and clear of all encumbrances and restrictions, except for restrictions on transfer set forth  in the Transaction Documents or imposed by applicable securities laws.

5.6.          Consents.   The execution, delivery and performance by the Company of the Transaction Documents and the offer, issuance and sale of the Securities require no consent of, action by or in respect of, or filing with, any Person, governmental body, agency, or official other than those filings and consents set forth on Schedule 5.6, consents or filings that have already been obtained, the filings with the SEC of one or more registration statements in accordance with the Registration Rights Agreement, filings required by Section 10.7 hereof, and filings that have been made pursuant to applicable state securities laws and post-sale filings pursuant to applicable state and federal securities laws and applicable laws of the securities regulatory authorities in the provinces and territories of Canada which the Company undertakes to file within the applicable time periods.  The issuance and sale of the Securities and the other transactions contemplated by the Transaction Documents do not contravene any laws of the Province of British Columbia or the federal laws of Canada applicable therein, the Notice of Articles or Articles of the Company, or the terms of any agreement to which the Company is party.

5.7.          Delivery of SEC Filings and SEDAR Filings; Business.  All reports and other documents filed by the Company (i) pursuant to the 1934 Act through the SEC’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR Filings”) system and prior to October 25, 2005 (collectively, the “SEC Filings”) and (ii) with the securities regulatory authorities in the provinces and territories of Canada through the System for Electronic Document Analysis and Retrieval and prior to October 25, 2005 (collectively, the “SEDAR Filings”) are publicly available for viewing by Investors.  The SEC Filings are the only filings required of the Company pursuant to the 1934 Act for such period and the SEDAR Filings are the only filings required of the Company pursuant to the laws, rules and regulations of the securities regulatory authorities in the provinces and territories of Canada for such period.

5.8.          Use of Proceeds.  The proceeds of the sale of the Shares and the Warrants hereunder shall be used by the Company for general corporate and working capital purposes.

5.9.          No Material Adverse Change.  Except as identified and described in the SEC Filings or the SEDAR Filings or as described on Schedule 5.9(a), since December 31, 2004, there has not been:

(a)           any change in the consolidated assets, liabilities, financial condition or operating results of the Company from that reflected in the financial statements included in the SEC Filings or the SEDAR Filings, except for changes in the ordinary course of business would not have a Material Adverse Effect, individually or in the aggregate;

(b)           any declaration or payment of any dividend, or any authorization or payment of any distribution, on any of the capital shares of the Company, or any redemption or repurchase of any securities of the Company;

(c)           any material damage, destruction or loss, whether or not covered by insurance to any assets or properties of the Company;

(d)           any waiver, not in the ordinary course of business, by the Company of a material right or of a material debt owed to it;

(e)           any satisfaction or discharge of any lien, claim or encumbrance or payment of any obligation by the Company, except in the ordinary course of business and which is not material to the assets, properties, financial condition, operating results, or business of the Company;

(f)            any change or amendment to the Company’s Notice of Articles and Articles or material change to any Material Contract by which the Company is bound or to which any of their respective assets or properties is subject;

(g)           any material labor difficulties or labor union organizing activities with respect to employees of the Company;

(h)           any transaction entered into by the Company other than in the ordinary course of business (other than as contemplated by the Transaction Documents);

(i)            the loss of the services of any key employee, or material change in the composition or duties of the senior management of the Company;

(j)            the loss or threatened loss of any customer which had or would have a Material Adverse Effect; or

(k)           any other event or condition of any character that had or would have a Material Adverse Effect; provided however, any decline in the market price of the Company’s Common Shares as a result of the transactions contemplated by the Transaction Documents, the public announcement thereof, or change in the general economic or industry conditions shall not be deemed to be such an event or condition.

5.10.        SEC Filings; SEDAR Filings.  At the time of filing thereof, (i) the SEC Filings complied as to form in all material respects with the requirements of the 1934 Act; and (ii) the SEDAR Filings complied as to form in all material respects with the laws, rules and regulations of the securities regulatory authorities in the provinces and territories of Canada, and neither the SEC Filings nor the SEDAR Filings contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.  The Company is not (with or without the lapse of time or the giving of notice, or both) in material breach or default of any Material Contract and, to the Company’s Knowledge, no other party to any Material Contract is (with or without the lapse of time or the giving of notice, or both) in material breach or default of any Material Contract.  The Company has not received any notice of the intention of any party to terminate any Material Contract.

5.11.        No Conflict, Breach, Violation or Default.  The execution, delivery and performance of the Transaction Documents by the Company and the issuance and sale of the Securities will not conflict with or result in a breach or violation of any of the terms and provisions of, or constitute a default under (i) the Company’s Notice of Articles and Articles, both as in effect on October 25, 2005 or any Subsidiary’s certificate or articles of incorporation, bylaws or other organizational or charter documents, each as in effect on October 25, 2005; or (ii)(a) any statute, rule, regulation or order of any governmental agency or body or any court, domestic or foreign, having jurisdiction over the Company, any Subsidiary or any of their respective assets or properties, or (b) except as set forth on Schedule 5.11, any Material Contract to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary is bound or to which any of its assets or properties is subject.

5.12.        Tax Matters.  The Company and each of its Subsidiaries has timely prepared and filed all tax returns required to have been filed by the Company and each of its Subsidiaries with all appropriate governmental agencies and timely paid all taxes shown thereon or otherwise owed by them, except to the extent being disputed in good faith or would not have a Material Adverse Effect.  The charges, accruals and reserves on the books of the Company in respect of taxes for all fiscal periods are adequate in all material respects, and there are no material unpaid assessments against the Company nor, to the Company’s Knowledge, any basis for the assessment of any additional taxes, penalties or interest for any fiscal period or audits by any foreign, federal, state or local taxing authority except for any assessment that is not material to the Company.  All taxes and other assessments and levies that the Company is required to withhold or to collect for payment have been duly withheld and collected and paid to the proper governmental entity or third party when due, except to the extent being disputed in good faith or would not have a Material Adverse Effect.  There are no tax liens or claims pending or, to the Company’s Knowledge, threatened against the Company, any of its Subsidiaries or any of its assets or property.  Except as described on Schedule 5.12, there are no outstanding tax sharing agreements or other such arrangements between the Company or any Subsidiary and any other entity and neither the Company nor any Subsidiary is presently undergoing any audit by a taxing authority, or has waived or extended any statute of limitations at the request of any taking authority.

5.13.        Title to Properties.

(a)           Except as disclosed in the SEC Filings or the SEDAR Filings, each of the Company and its Subsidiaries has good title to all real properties and all other properties and assets owned by it, in each case free from liens, encumbrances and defects, except as would not individually or in the aggregate would have a Material Adverse Effect; and except as disclosed in the SEC Filings or the SEDAR Filings, the Company and each Subsidiary holds any leased real or personal property under valid and enforceable leases with no exceptions that would materially interfere with the use made or currently planned to be made thereof by them, except as would not individually or in the aggregate would have a Material Adverse Effect.

(b)           All interests in natural resource properties of the Company and its Subsidiaries as disclosed in the SEC Filings and the SEDAR Filings are in all material respects: (i) owned or held by the Company or a Subsidiary as owner thereof with good title; (ii) in good standing; (iii) valid and enforceable; and (iv) free and clear of any liens, charges or encumbrances, and no royalty is payable in respect of any of them except as disclosed in the SEC Filings and the SEDAR Filings, except as would not individually or in the aggregate would have a Material Adverse Effect; no other material property rights are necessary for the conduct of the Company’s and each Subsidiary’s business, and there are no material restrictions on the ability of the Company or any Subsidiary to use, transfer or otherwise exploit any such property rights except as disclosed in the SEC Filings and the SEDAR Filings, and the Company does not know of any claim or basis for a claim that may adversely affect such rights in any material respects except as disclosed in the SEC Filings and the SEDAR Filings.

5.14.        Certificates, Authorities and Permits.  The Company and its Subsidiaries possess adequate certificates, authorities or permits issued by appropriate governmental agencies or bodies necessary to conduct the business now operated by it, and neither the Company nor any of its Subsidiaries has received any notice of proceedings relating to the revocation or modification of any such certificate, authority or permit that, if determined adversely to the Company or any Subsidiary, would have a Material Adverse Effect, individually or in the aggregate.

5.15.        No Labor Disputes.  No material labor dispute with the employees of the Company exists or, to the Company’s Knowledge, is imminent.

5.16.        Intellectual Property.

(a)           All Intellectual Property of the Company is currently in compliance with all legal requirements (including timely filings, proofs and payments of fees) and is valid and enforceable, except to the extent that any non-compliance would not individually or in the aggregate have a Material Adverse Effect. No Intellectual Property of the Company that is necessary for the conduct of Company’s business as currently conducted or as currently proposed to be conducted has been or is now involved in any cancellation, dispute or litigation, and, to the Company’s Knowledge, no such action is threatened.  No patent of the Company has been or is now involved in any interference, reissue, re-examination or opposition proceeding.

(b)           All of the licenses and sublicenses and consent, royalty or other agreements concerning Intellectual Property that are necessary for the conduct of the Company’s business as currently conducted or as currently proposed to be conducted to which the Company is a party or by which any of its assets are bound (other than  generally commercially available, non-custom, off-the-shelf software application programs having a retail acquisition price of less than $10,000 per license) (collectively, “License Agreements”) are valid and binding obligations of the Company that are parties thereto and, to the Company’s Knowledge, the other parties thereto, enforceable in accordance with their terms, except to the extent that enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws affecting the enforcement of creditors’ rights generally, and, to the Company’s Knowledge, there exists no event or condition that would result in a material violation or breach of or constitute (with or without due notice or lapse of time or both) a default by the Company under any such License Agreement.

(c)           The Company owns or has the valid right to use all of the Intellectual Property that is necessary for the conduct of the Company’s business as currently conducted or as currently proposed to be conducted, free and clear of all liens, encumbrances, adverse claims or obligations to license all such owned Intellectual Property and Confidential Information, other than licenses entered into in the ordinary course of the Company’s business, except that any such invalidity or liens, encumbrances, or obligations would not have a Material Adverse Effect.  The Company has a valid and enforceable right to use all third party Intellectual Property and Confidential Information used or held for use in the business of the Company as currently conducted or as currently proposed to be conducted, except such invalidity or unenforceable right shall not have a Material Adverse Effect.

(d)           To the Company’s Knowledge, the conduct of the Company’s business as currently conducted and as currently proposed to be conducted does not and will not infringe any Intellectual Property rights of any third party or any confidentiality obligation owed to a third party. To the Company’s Knowledge, the Intellectual Property and Confidential Information of the Company that are necessary for the conduct of Company’s business as currently conducted or as currently proposed to be conducted are not being infringed by any third party.  There is no litigation or order pending or outstanding or, to the Company’s Knowledge, threatened or imminent, that seeks to limit or challenge or that concerns the ownership, use, validity or enforceability of any Intellectual Property or Confidential Information of the Company and the Company’s use of any Intellectual Property or Confidential Information owned by a third party, and, to the Company’s Knowledge, there is no valid basis for the same.

(d)           The consummation of the transactions contemplated hereby will not result in the alteration, loss, impairment of or restriction on the Company’s ownership or right to use any of the Intellectual Property or Confidential Information that is necessary for the conduct of the Company’s business as currently conducted or as currently proposed to be conducted, except as would not have a Material Adverse Effect.

5.17.        Environmental Matters.

(a)           The Company and each of its Subsidiaries has been and is in material compliance with all applicable federal, state, municipal and local laws, statutes, ordinances, bylaws and regulations and orders, directives and decisions rendered by any ministry, department or administrative or regulatory agency, domestic or foreign, (“Environmental Laws”) relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substance except where such non-compliance would not have a Material Adverse Effect on the Company on a consolidated basis.

(b)           The Company and each of its Subsidiaries has obtained all material licenses, permits, approvals, consents, certificates, registrations and other authorizations under Environmental Laws (the “Environmental Permits”) necessary for the operation of its projects as currently operated and each Environmental Permit is valid, subsisting and in good standing and the holders of the Environmental Permits are not in default or breach thereof and no proceeding is pending or threatened to revoke or limit any Environmental Permit, except in each case where the result would not have a Material Adverse Effect on the Company and its Subsidiaries, on a consolidated basis.

(c)           Neither the Company (including, if applicable, any predecessor companies thereof) nor any of its Subsidiaries has received any notice of, or been prosecuted for an offence alleging, material non-compliance with any Environmental Laws, and neither the Company nor any of its Subsidiaries has settled any allegation of material non-compliance short of prosecution.  There are no order or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Company or its Subsidiaries, nor has the Company or any of its Subsidiaries received notice of any of the same and which orders directions or notices remain outstanding as unresolved, that if adversely determined would have a Material Adverse Effect.

5.18.        Litigation.  Except as disclosed in the SEC Filings or the SEDAR Filings, there are no pending investigations, actions, suits or proceedings against or affecting the Company, any Subsidiary or any of their respective properties before or by any court or governmental or regulatory agency, authority or body; and except as disclosed in the SEC Filings or the SEDAR Filings, to the Company’s Knowledge, no such legal, governmental or regulatory investigations, actions, suits or proceedings are threatened or contemplated that if adversely determined would have a Material Adverse Effect.

5.19.        Financial Statements.  The financial statements included in each SEC Filing and SEDAR Filing fairly present the financial position of the Company and its Subsidiaries as of the dates shown and its results of operations and cash flows for the periods shown, and such financial statements have been prepared in conformity with Canadian generally accepted accounting principles applied on a consistent basis; provided, however, that the unaudited financial statements are subject to normal year end and quarter end audit adjustments (which are not expected to be material either individually or in the aggregate), and do not contain all footnotes required under generally accepted accounting principles.  Except as set forth in the financial statements of the Company and its Subsidiaries included in the SEC Filings and the SEDAR Filings, neither the Company nor any Subsidiary has incurred any liabilities, contingent or otherwise, except those which, individually or in the aggregate, would not have a Material Adverse Effect.

5.20.        Insurance Coverage.  The Company and each of its Subsidiaries maintains in full force and effect insurance coverage by insurers of recognized financial responsibility against losses and risks and in amounts as are prudent and customary in it business; and the Company reasonably believes such insurance coverage is adequate.

5.21.        Brokers and Finders.  Except for the cash commission to be paid (the “Cash Placement Agents Fee”) to the Placement Agents pursuant to the terms of the Placement Agent Agreements, no Person will have, as a result of the transactions contemplated by this Agreement, any valid right, interest or claim against or upon the Company or any Investor for any commission, fee or other compensation pursuant to any agreement, arrangement or understanding entered into by or on behalf of the Company.

5.22.        No Directed Selling Efforts or General Solicitation.  Neither the Company nor, to the Company’s Knowledge, any Person acting on its behalf has conducted any “general solicitation” or “general advertising” (as those terms are used in Regulation D) in connection with the offer or sale of any of the Shares or the Warrants.

5.23.        No Integrated Offering.  Neither the Company nor any of its Affiliates, nor, to the Company’s Knowledge, any Person acting on its or their behalf has, directly or indirectly, made any offers or sales of any Company security or solicited any offers to buy any security, under circumstances that would adversely affect reliance by the Company on Section 4(2) of the 1933 Act for the exemption from the registration requirements imposed under Section 5 of the 1933 Act for the transactions contemplated hereby or that would require such registration the 1933 Act.

5.24.        Private Placement.  Subject to the accuracy of the representations and warranties of the Investors contained in Section 6 hereof, the offer and sale of the Securities to the Investors as contemplated hereby is exempt from the registration requirements of the 1933 Act and from the prospectus and registration requirements of applicable Canadian securities laws.

5.25.        Foreign Corrupt Practices Act.  Neither the Company nor, to the Company’s Knowledge, any of its current or former shareholders, directors, officers, employees, agents or other Persons acting on behalf of the Company has on behalf of the Company or in connection with its business, taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (“FCPA”), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA and the Company has conducted its businesses in compliance with the FCPA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

5.26.        Transactions with Affiliates.  Except as disclosed in SEC Filings or SEDAR Filings made on or prior to October 25, 2005, none of the officers or directors of the Company and, to the Company’s Knowledge, none of the employees of the Company is presently a party to any transaction with the Company or to a presently contemplated transaction (other than for services as employees, officers and directors) that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated under the 1933 Act.

5.27.        Internal Controls.  The Company is in material compliance with the provisions of the Sarbanes-Oxley Act of 2002 currently applicable to the Company.  The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.  The Company has established disclosure controls and procedures (as defined in 1934 Act Rules 13a-15 and 15d-15) for the Company and designed such disclosure controls and procedures with the intent of ensuring that material information relating to the Company is made known to the certifying officers by others within those entities, particularly during the period in which the Company’s most recently filed period report under the 1934 Act, as the case may be, is being prepared.  Under the supervision and with the participation of the Company’s management, the Company evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the most recent periodic reporting period under the 1934 Act (such date, the “Evaluation Date”).  The Company presented in its most recently filed periodic report under the 1934 Act the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date and such conclusions are accurate in all material respects.  Since the Evaluation Date, there have been no significant changes in the Company’s internal controls (as such term is defined in Item 308(c) of Regulation S-K) or, to the Company’s Knowledge, in other factors that could significantly affect the Company’s internal controls.  The Company maintains a standard system of accounting established and administered in accordance with generally accepted accounting principles and the applicable requirements of the 1934 Act.

5.28.        Listing.  The Common Shares are listed and posted for trading on the American Stock Exchange and the TSX Venture Exchange and the Company has not received any notification (written or oral) from the American Stock Exchange or the TSX Venture Exchange to the effect that the Company is not in compliance with the listing or maintenance requirements of such exchange.   The Company will use its commercially reasonable efforts to seek and obtain the acceptance for the purchase and sale of the Securities contemplated by the Transaction Documents from each of the American Stock Exchange and the TSX Venture Exchange.

6.             Representations and Warranties of the Investors.  Each of the Investors hereby severally, and not jointly, represents and warrants to the Company and the Placement Agents that:

6.1.          Organization; Authorization.  For each Investor that is an entity, such Investor is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization with the requisite corporate or organizational power and authority to enter into and to consummate the transactions contemplated in the Transaction Documents and to otherwise carry out its obligations thereunder.  The execution, delivery and performance by the Investor of the transactions contemplated by the Transaction Documents to which such Investor is a party have been duly authorized and will each constitute the valid and legally binding obligation of the Investor, enforceable against the Investor in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability, relating to or affecting creditors’ rights generally.

6.2.          Purchase Entirely for Own Account.  The Securities to be purchased by the Investor hereunder will be acquired by the Investor as principal for the Investor’s own account, for investment purposes, not as nominee or agent, and not with a view to the resale or distribution of any part thereof in violation of the 1933 Act, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same in violation of the 1933 Act.  The Investor is not a registered broker dealer or an entity engaged in the business of being a broker dealer.

6.3.          Investment Experience.  The Investor acknowledges that it can bear the economic risk and complete loss of its investment in the Securities and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment contemplated hereby.  The Investor is experienced in making private investments in public equities, similar to the purchase of the Securities hereunder.

6.4.          Disclosure of Information.  The Investor acknowledges and understands that, if the total number of Shares and the Warrants to be issued under the Private Placement is equal to 20% or more of the Company’s issued and outstanding Common Shares determined on a pre-transaction basis, then the approval of the Company’s shareholders at the Extraordinary General Meeting of Shareholders scheduled for October 20, 2005 will be required for the authorization, issuance and delivery of the Shares and the Warrants.  The Investor has no knowledge of any “material fact” or “material change” (as those terms are defined in the Securities Act  (British Columbia)) in the affairs of the Company that has not been generally disclosed to the public, other than this particular transaction; the Investor’s decision to tender this offer and purchase the Shares and the Warrants has not been made as a result of any verbal or written representation as to fact or otherwise made by or on behalf of the Company, or any other Person and is based entirely upon currently available public information concerning the Company. The Investor has had an opportunity to receive all additional information related to the

Company requested by it and to ask questions of and receive answers from the Company regarding the Company and its business, to the extent such information is not material nonpublic information, and the terms and conditions of the offering of the Shares and the Warrants.  The Investor acknowledges its satisfactory review of the SEC Filings and SEDAR Filings.  The Investor acknowledges that it has been afforded the opportunity to obtain such additional information, other than material nonpublic information, that the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment.

6.5.          Restricted Securities.  The Investor understands that the Securities are characterized as “restricted securities” under the U.S. federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that under such laws and applicable regulations such Securities may not be resold unless the Securities are registered pursuant to the 1933 Act, or an exemption from registration is available therefrom.  In connection with any transfer of the Securities other than pursuant to an effective registration statement, except as provided for in Section 8.7, the Company may require the transferor thereof to provide to the Company an opinion of counsel selected by the transferor, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such transferred Securities under the 1933 Act. The Investor understands that the Securities are subject to resale restrictions in Canada under the policies of the TSX Venture Exchange and under applicable Canadian securities laws.  Under these restrictions, the Securities may not be traded on or through the facilities of the TSX Venture Exchange for a period of four months and a day from their date of issuance, and may not otherwise be traded in Canada during this period other than pursuant to limited Canadian prospectus and registration exemptions.

6.6.          Legends.

(a)           It is understood that certificates evidencing the Securities shall bear the following or any similar U.S. and Canadian legends:

“THE SECURITIES REPRESENTED HEREBY MAY NOT BE TRANSFERRED UNLESS (I) SUCH SECURITIES HAVE BEEN REGISTERED FOR SALE PURSUANT TO THE SECURITIES ACT OF 1933, AS AMENDED, (II) THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL SATISFACTORY TO IT THAT SUCH TRANSFER MAY LAWFULLY BE MADE WITHOUT REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR QUALIFICATION UNDER APPLICABLE STATE SECURITIES LAWS, OR (III) SUCH SECURITIES ARE SOLD IN CANADA PURSUANT TO RULE 904 OF REGULATION S UNDER THE SECURITIES ACT OF 1933, AS AMENDED.

Unless permitted under securities legislation, the holder of this security must not trade the security before                 [insert date which is four (4) months plus one (1) day after issuance].

Without prior written approval of the Exchange and compliance with all applicable securities legislation, the securities represented by this certificate may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the TSX Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until                                 [insert date which is four (4) months plus one (1) day after issuance].”

(b)           It is understood that certificates evidencing the Securities held by Foreign Investors shall bear the following legend, in addition to the legends prescribed by Section 6.6(a):

FURTHER, THESE SECURITIES MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO OR FOR THE ACCOUNT OR BENEFIT OF U.S.  PERSONS (AS DEFINED IN REGULATION S UNDER THE ACT) (I) AS PART OF THEIR DISTRIBUTION AT ANY TIME OR (II) OTHERWISE UNTIL THE EXPIRATION OF THE APPLICABLE RESTRICTED PERIOD AS DETERMINED IN ACCORDANCE WITH REGULATION S, EXCEPT IN EITHER CASE IN ACCORDANCE WITH REGULATION S UNDER THE ACT.  IN ADDITION, NO HEDGING TRANSACTION MAY BE CONDUCTED WITH RESPECT TO THESE SHARES UNLESS SUCH TRANSACTIONS ARE IN COMPLIANCE WITH THE ACT.

(c)           If required by the authorities of any state in connection with the issuance or sale of the Securities, the legend required by such state authority.

6.7.          Accredited Investor.  Each Investor (a) at the time it was offered the Shares and the Warrants, was, and at the date hereof is, an “accredited investor” (x) with respect to a U.S. Investor, as defined in Rule 501(a) of Regulation D, as amended, under the 1933 Act or (y) with respect to a Foreign Investor, as defined in National Instrument 45-106 of the Canadian Securities Administrators, and (b) has completed and delivered with this Agreement (i) with respect to a Foreign Investor, a Canadian Accredited Investor Certificate attached as Schedule III or (ii) with respect to a U.S. Investor, a U.S. Accredited Investor Certificate attached Schedule IV, in the case of either clause (i) or (ii) herein, the representations and warranties contained in such certificate being incorporated and forming part of this Agreement.

6.8.          No General Solicitation.  The Investor did not learn of the investment in the Securities as a result of any “general advertising” or “general solicitation” as those terms are contemplated in Regulation D, as amended, under the 1933 Act.

6.9.          Brokers and Finders.  No Person will have, as a result of the transactions contemplated by this Agreement, any valid right, interest or claim against or upon the Company, or any Investor for any commission, fee or other compensation pursuant to any agreement, arrangement or understanding entered into by or on behalf of the Investor.

6.10.        Prohibited Transactions.  During the last thirty (30) days prior to the Signing Date, neither the Investor nor any Affiliate of such Investor that (x) has or had knowledge of the transactions contemplated hereby, (y) has or shares discretion relating to such Investor’s investments or trading or information concerning such Investor’s investments, including in respect of the Securities, or (z) is subject to such Investor’s review or input concerning such Affiliate’s investments or trading (collectively, “Trading Affiliates”) has, directly or indirectly, effected or agreed to effect any transactions in the securities of the Company, including any short sale, whether or not against the box, established any “put equivalent position” (as defined in Rule 16a-1(h) under the 1934 Act) with respect to the Common Shares, granted any other right (including, without limitation, any put or call option) with respect to the Common Shares or with respect to any security that includes, relates to or derived any significant part of its value from the Common Shares or otherwise sought to hedge its position in the Securities (each, a “Prohibited Transaction”).  Such Investor shall not, and shall cause its Trading Affiliates not to, engage, directly or indirectly, in a Prohibited Transaction during the period from the date hereof until such time as (i) the transactions contemplated by this Agreement are first publicly announced or (ii) this Agreement is terminated pursuant to Section 7.3 hereof.

6.11         Limited Ownership.  The purchase by such Investor of the Shares and the Warrants issuable to it at the Closing will not result in such Investor (individually or together with other Person with whom such Investor has identified, or will have identified, itself as part of a “group” in a public filing made with the SEC involving the Company’s securities) acquiring, or obtaining the right to acquire, in excess of 19.999% of the outstanding Common Shares or the voting power of the Company on a post transaction basis that assumes that such Closing shall have occurred or otherwise becoming a “control person” of the Company as such term is defined under applicable securities laws.  Such Investor does not presently intend to, alone or together with others, make a public filing with the SEC to disclose that it has (or that it together with such other Persons have) acquired, or obtained the right to acquire, as a result of such Closing (when added to any other securities of the Company that it or they then own or have the right to acquire), in excess of 19.999% of the outstanding Common Shares or the voting power of the Company on a post transaction basis that assumes that the Closing at issue shall have occurred.

6.12         Independent Investment Decision.  Such Investor has independently evaluated the merits of its decision to purchase the Shares and the Warrants pursuant to the Transaction Documents, and such Investor confirms that it has not relied on the advice of any other Investor’s business and/or legal counsel in making such decision.  Such Investor has not relied on the business or legal advice of the Company or the Placement Agents or any of their agents, counsel or Affiliates in making its investment decision hereunder.

6.13         Use of Personal Information.  The Investor hereby acknowledges and consents to: (a) the disclosure by the Investor and the Company of Personal Information concerning the Investor to a securities commission or other regulatory authority (a “Securities

Commission”), or to the TSX Venture Exchange Inc. and its affiliates, authorized agents, subsidiaries and divisions, including the TSX Venture Exchange (collectively referred to in this section as the “Exchange”); and (b) the collection, use and disclosure of Personal Information by the Exchange for the following purposes (or as otherwise identified by the Exchange, from time to time): (i) to conduct background checks; (ii) to verify the Personal Information that has been provided about the Investor; (iii) to consider the suitability of the Investor as a holder of securities of the Company; (iv) to consider the eligibility of the Company to continue to list on the Exchange; (v) to provide disclosure to market participants as the security holdings of the Company’s shareholders, and their involvement with any other reporting issuers, issuers subject to a cease trade order or bankruptcy, and information respecting penalties, sanctions or personal bankruptcies, and possible conflicts of interest with the Company; (vi) to detect and prevent fraud; (vii) to conduct enforcement proceedings; and (viii) to perform other investigations as required by and to ensure compliance with all applicable rules, policies, rulings and regulations of the Exchange, securities legislation and other legal and regulatory requirements governing the conduct and protection of the public markets in Canada.  The Investor also acknowledges that: (c) the Exchange also collects additional Personal Information from other sources, including securities regulatory authorities in Canada or elsewhere, investigative law enforcement or self regulatory organizations, and regulations service providers to ensure that the purposes set forth above can be accomplished; (d) the Personal Information the Exchange collects may also be disclosed to the agencies and organizations referred to above or as otherwise permitted or required by law, and they may use it in their own investigations for the purposes described above; (e) the Personal Information may be disclosed on the Exchange’s website or through printed materials published by or pursuant to the direction of the Exchange; and (f) the Exchange may from time to time use third parties to process information and provide other administrative services, and may share the information with such providers.  Herein, “Personal Information” means any information about the Investor required to be disclosed to a Securities Commission or the Exchange, whether pursuant to a Securities Commission or Exchange form or a request made by a Securities Commission or the Exchange, including the Corporate Placee Registration Form attached as Schedule VI hereto.

6.14         Present Ownership of Securities.  The Investor has fully and accurately disclosed to the Company its present ownership of securities of the Company by completing the disclosure statement attached as Schedule V to this Agreement, and acknowledges that the Company will rely on the information entered on Schedule V in completing its filings with the TSX Venture Exchange.

6.15         Non-Individual Subscribers.  If the Investor is a corporation or other non-individual entity, then its has previously filed with the TSX Venture Exchange a Form 4C, Corporate Placee Registration Form, and represents and warrants to the Company that there has been no change to any of the information on such Corporate Placee Registration Form previously filed with the TSX Venture Exchange up to the date of this Agreement, or it will deliver a completed Form 4C, Corporate Placee Registration Form in the form attached hereto as Schedule VI to the Company coincident with the delivery of this Agreement by or on behalf of the Investor.

6.16         Proceeds of Crime Legislation.  The funds representing the Investor’s “Aggregate Purchase Price” set forth opposite the Investor’s name on Schedule I affixed hereto will not represent proceeds of crime for the purposes of the Proceeds of Crime (Money Laundering) Act (Canada) (the “PCMLA”) and the Investor acknowledges that the Company may in the future be required by law to disclose the name of the Investor and other information relating to this Agreement pursuant to the PCMLA.  To the best of its knowledge (a) none of the funds representing such Aggregate Purchase Price for the Securities, (i) have been or will be derived from or related to any activity that is deemed criminal under the law of Canada, the United States of America, or any other jurisdiction, or (ii) are being tendered on behalf of a person or entity who has not been identified to the Investor, and (b) it shall promptly notify the Company if the Investor discovers that any of such representations cease to be true, and provide the Company with appropriate information in connection therewith.

6.17         Canadian Investors Relying on Regulation S.  Each Investor that is a Foreign Investor represents that it is not a “U.S. Person” (as defined under Regulation S) and that the Securities to be purchased by the Foreign Investor will be acquired for investment for the Foreign Investor’s own account, not as a nominee or agent, and not for the account or benefit of, a U.S. Person, and not with a view to the resale or distribution of any part thereof in the United States and that the Foreign Investor has no present intention of selling, granting any participation in, or otherwise distributing the same.  The Foreign Investor hereby agrees to resell the Securities only in accordance with the provisions of Regulation S, pursuant to registration under the 1933 Act, or pursuant to an exemption from registration.

6.18         Reliance on BCI 72-503 for U.S. Investors.  For the purpose of the Company’s reliance on the exemption from Canadian prospectus and registration requirements contained in BC Instrument 72-503 adopted by the British Columbia Securities Commission, for each Investor that is a “U.S. Person” (as defined under Regulation S):

(a)           the Investor is not resident in British Columbia, Canada; and

(b)           the Investor acknowledges that: (i) no securities commission or similar regulatory authority has reviewed or passed on the merits of the Securities, (ii) there is no government or other insurance covering the Securities, (iii) there are risks associated with the purchase of the Securities, (iv) there are restrictions on the Investors’ ability to resell the Securities and it is the responsibility of each Investor to find out what those restrictions are and to comply with them before selling the Securities, and (v) the Company has advised the Investor that the Company is relying on an exemption from the requirements to provide the Investor with a prospectus and to sell securities through a person registered to sell securities under the Securities Act (British Columbia) and, as a consequence of acquiring the Securities pursuant to this exemption, certain protections, rights and remedies provided by the Securities Act (British Columbia), including statutory rights of rescission or damages, will not be available to the Investor.

6.19         Indirect Collection of Personal Information in Ontario.  The Company hereby notifies Investors resident in Ontario as follows:

(a)           Pursuant to National Instrument 45-106, delivery to the Ontario Securities Commission (the “OSC”) is required of the information pertaining to the Investor as set out in

Schedule I of Form 45-106F1 Report of Exempt Distribution, comprising the full name, residential address and telephone number of the Investor, the number and type of securities of the Company purchased by the Investor, the total purchase price of such securities purchased, the exemption relied upon in connection with such purchase, and the date of such distribution (collectively, the “Personal Information”);

(b)           that the Personal Information is being collected indirectly by the OSC under the authority granted to it in securities legislation;

(c)           that the Personal Information is being collected for the purposes of the administration and enforcement of the securities legislation of Ontario; and

(d)           the title, business address and business telephone number of the public official in Ontario, as set out in Form 45-106F1, who can answer questions about the OSC’s indirect collection of the Personal Information is as follows:  Ontario Securities Commission, Suite 1903, Box 5520 Queen Street West, Toronto, Ontario M5H 3S8, Administrative Assistant to the Director of Corporate Finance.

Such Investors hereby authorize the indirect collection of the Personal Information by the OSC.

7.             Conditions to Closing.

7.1.          Conditions to the Investors’ Obligations. The obligation of each Investor to purchase the Securities at the Closing is subject to the fulfillment to the Requisite Holders’ reasonable satisfaction, on or prior to the Closing Date, of the following conditions, any of which may be waived in writing by the Requisite Holders:

(a)           The Company shall have performed in all material respects all obligations and conditions herein required to be performed or observed by it on or prior to the Closing Date (including the delivery of the certificates representing the Shares and the delivery of the Warrants in accordance with Section 4 hereof).

(b)           The Company shall have obtained in a timely fashion any and all consents, permits, approvals, registrations and waivers necessary or appropriate for consummation of the purchase and sale of the Securities including, without limitation, the acceptance of the TSX Venture Exchange and the Toronto Stock Exchange, as applicable, and the approval of the American Stock Exchange, and all of which shall be and remain so long as necessary in full force and effect.

(c)           The Company shall have executed and delivered the Registration Rights Agreement to the Investors.

(d)           No judgment, writ, order, injunction, award or decree of or by any court, or judge, justice or magistrate, including any bankruptcy court or judge, or any order of or by any governmental authority, shall have been issued, and no action or proceeding shall have been instituted by any governmental authority, or self-regulatory organization enjoining or preventing the consummation of the transactions contemplated hereby or in the other Transaction Documents.

(e)           No stop order or suspension of trading shall have been imposed by any Person with respect to public trading in the Common Shares.

(f)            The Company’s Common Shares (including the Shares and the Warrant Shares) shall have been approved for inclusion on the American Stock Exchange and TSX Venture Exchange and listed and admitted and authorized for trading on the American Stock Exchange and TSX Venture Exchange.  Satisfactory evidence of such actions shall have been provided to the Placement Agents.

7.2.          Conditions to Obligations of the Company. The Company’s obligation to sell and issue the Securities at the Closing is subject to the fulfillment to the satisfaction of the Company on or prior to the Closing Date of the following conditions, any of which may be waived by the Company:

(a)           The representations and warranties made by the Investors in Section 6 hereof shall be true and correct in all material respects when made, and shall be true and correct in all material respects on the Closing Date with the same force and effect as if they had been made on and as of said date.  The Investors shall have performed in all material respects all obligations and conditions herein required to be performed or observed by them on or prior to the Closing Date.

(b)           The Investors shall have executed and delivered the Registration Rights Agreement to the Company at or prior to Closing; provided, that, this condition shall be satisfied with respect to each Investor who has executed and delivered the Registration Rights Agreement.

(c)           Each of the Investors shall have delivered to the Company prior to Closing the “Aggregate Purchase Price” set forth opposite such Investor’s name on Schedule I affixed hereto.

(d)           No judgment, writ, order, injunction, award or decree of or by any court, or judge, justice or magistrate, including any bankruptcy court or judge, or any order of or by any governmental authority, shall have been issued, and no action or proceeding shall have been instituted by any governmental authority, or self-regulatory organization enjoining or preventing the consummation of the transactions contemplated hereby or in the other Transaction Documents.

(e)           The Company shall have received from each of the Investors duly and accurately completed disclosures as required under this Agreement in the forms specified in Schedule V and Schedule VI to this Agreement.

(f)            The Company shall have received from each of the Foreign Investors a duly and accurately completed Canadian Investor Certificate in form specified in Schedule III.

(g)           The Company shall have received from each of the U.S. Investors a duly and accurately completed U.S. Accredited Investor Certificate in form specified in Schedule IV.

7.3.          Termination of Obligations to Effect Closing; Effects.

(a)           The obligations of the Company, on the one hand, and the Investors, on the other hand, to effect the Closing shall terminate as follows:

(i)            Upon the mutual written consent of the Company and the Requisite Holders;

(ii)           By the Company if any of the conditions set forth in Section 7.2 shall have become incapable of fulfillment, and shall not have been waived by the Company;

(iii)          By the Requisite Holders if any of the conditions set forth in Section 7.1 shall have become incapable of fulfillment, and shall not have been waived by the Requisite Holders; or

(iv)          By either the Company or any Investor (with respect to itself only) if the Closing has not occurred on or prior to December 31, 2005;

provided, however, that, except in the case of clause (i) above, the party seeking to terminate its obligation to effect the Closing shall not then be in breach of any of its representations, warranties, covenants or agreements contained in this Agreement or the other Transaction Documents if such breach has resulted in the circumstances giving rise to such party’s seeking to terminate its obligation to effect the Closing.

(b)           Nothing in this Section 7.3 shall be deemed to release any party from any liability for any breach by such party of the terms and provisions of this Agreement or the other Transaction Documents or to impair the right of any party to compel specific performance by any other party of its obligations under this Agreement or the other Transaction Documents.

8.             Covenants and Agreements of the Company.

8.1.          Reports.  The Company covenants and agrees that neither it nor any other Person acting on its behalf will provide any Investor or its agents or counsel with any information that the Company believes constitutes material non-public information, unless prior thereto such Investor shall have executed a written agreement regarding the confidentiality and use of such information.  The Company is presently a reporting issuer in the Canadian provinces of British Columbia and Alberta and will use its reasonable efforts to remain a reporting issuer not in default of the applicable securities legislation of such provinces. The Company understands and confirms that each Investor shall be relying on the foregoing representations in effecting transactions in securities of the Company.

8.2.          No Conflicting Agreements.  The Company will not take any action, enter into any agreement or make any commitment that would conflict or interfere in any material respect with the obligations to the Investors under the Transaction Documents.

8.3.          Insurance.  The Company shall not materially reduce the insurance coverages described in Section 5.20.

8.4.          Compliance with Laws.  The Company will comply in all material respects with all applicable laws, rules, regulations, orders and decrees of all governmental authorities.

8.5.          Termination of Certain Covenants.  The provisions of Section 8.1 shall terminate and be of no further force and effect upon the date on which the Company’s obligations under the Registration Rights Agreement to register and maintain the effectiveness of any registration covering the Registrable Securities (as such term is defined in the Registration Rights Agreement) shall terminate. The provisions of Sections 8.2 through 8.4 shall terminate and be of no further force and effect upon the date on which the Securities are eligible to be traded, and may be resold without restriction, on the Toronto Stock Exchange or the TSX Venture Exchange.

8.6.          Listing of Shares and Warrant Shares and Related Matters.  Promptly following the date hereof, the Company shall take all necessary action to cause the Shares and the Warrant Shares to be approved for inclusion in the American Stock Exchange and the TSX Venture Exchange.  Further, if the Company applies to have its Common Shares or other securities traded on the Toronto Stock Exchange or any other principal stock exchange or market, it shall include in such application the Shares and the Warrant Shares and will take such other action as is necessary to cause such Common Shares to be so listed.  The Company will use commercially reasonable efforts to continue the listing and trading of its Common Shares on the American Stock Exchange and the TSX Venture Exchange (or, if the Company graduates the listing of its Common Shares from the TSX Venture Exchange to the Toronto Stock Exchange) and, in accordance, therewith, will use commercially reasonable efforts to comply in all respects with the Company’s reporting, filing and other obligations applicable to issuers whose securities are listed on such market.

8.7.          Canadian Securities Filings.  The Company will make all filings required by the laws, rules and regulations of the securities regulatory authorities in the provinces and territories of Canada, as applicable, in connection with the sale of the Securities, including with the securities regulatory authorities of the Province of British Columbia.

8.8.          Removal of Legends.  Upon the earlier of (i) registration for resale pursuant to the Registration Rights Agreement and receipt by the Company of the Investor’s written confirmation that the Securities will not be disposed of except in compliance with the prospectus delivery requirements of the 1933 Act or (ii) delivery to the Company of a representation letter in customary form that Rule 144(k) has become available, the Company shall, upon an Investor’s written request, promptly cause certificates evidencing the Investor’s Securities to be replaced with certificates which do not bear such restrictive legends.  When the Company is required to cause unlegended certificates to replace previously issued legended certificates, if unlegended certificates are not delivered to an Investor within three (3) Business Days of submission by that Investor of legended certificate(s) to the Company’s transfer agent together with a representation letter in customary form, the Company shall be liable to the Investor for liquidated damages in an amount equal to 1.0% of the aggregate purchase price of the Securities evidenced by such certificate(s) for each thirty (30) day period (or portion thereof) beyond such three (3) Business Day that the unlegended certificates have not been so delivered.

9.             Survival and Indemnification.

9.1.          Survival.  All representations, warranties, covenants and agreements contained in this Agreement shall survive the Closing Date for a period of twelve (12) months; provided, however, that the provisions contained in Section 8 hereof shall survive in accordance therewith.

9.2.          Indemnification.  The Company agrees to indemnify and hold harmless, each Investor and their respective Affiliates and the directors, officers, employees and agents of each Investor and their respective Affiliates, from and against any and all losses, claims, damages, liabilities and expenses (including without limitation reasonable attorney fees and disbursements and other expenses incurred in connection with investigating, preparing or defending any action, claim or proceeding, pending or threatened and the costs of enforcement hereof) (collectively, “Losses”) to which such Person may become subject as a result of any breach of representation, warranty, covenant or agreement made by, or to be performed on the part of, the Company under the Transaction Documents, and will reimburse any such Person for all such amounts as they are incurred by such Person.

9.3.          Conduct of Indemnification Proceedings.  Promptly after receipt by any Person (the “Indemnified Person”) of notice of any demand, claim or circumstances which would or might give rise to a claim or the commencement of any action, proceeding or investigation in respect of which indemnity may be sought pursuant to Section 9.2, such Indemnified Person shall promptly notify the Company in writing and the Company shall assume the defense thereof, including the employment of counsel reasonably satisfactory to such Indemnified Person, and shall assume the payment of all fees and expenses; provided, however, that the failure of any Indemnified Person so to notify the Company shall not relieve the Company of its obligations hereunder except to the extent that the Company is actually and materially prejudiced by such failure to notify.  In any such proceeding, any Indemnified Person shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Person unless: (i) the Company and the Indemnified Person shall have mutually agreed to the retention of such counsel; or (ii) in the reasonable judgment of counsel to such Indemnified Person representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them.  The Company shall not be liable for any settlement of any proceeding effected without its written consent, which consent shall not be unreasonably withheld, delayed or conditions, but if there be a final judgment for the plaintiff, the Company shall indemnify and hold harmless such Indemnified Person from and against any Losses by reason of such judgment.  Without the prior written consent of the Indemnified Person, the Company shall not effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Person is or could have been a party and indemnity could have been sought hereunder by such Indemnified Party, unless such settlement includes an unconditional release of such Indemnified Person from all liability arising out of such proceeding.

10.           Miscellaneous.

10.1.        Successors and Assigns.  This Agreement may not be assigned by a party hereto without the prior written consent of the Company or the Investors, as applicable; provided, however, that an Investor may assign its rights and delegate its duties hereunder in whole or in part to an Affiliate or to a third party, that is an “accredited investor” as defined in Rule 501(a) of Regulation D, as amended under the 1933 Act, and that shall agree in writing to be bound by the terms and conditions of this Agreement.  The provisions of this Agreement shall inure to the benefit of and be binding upon the respective permitted successors and assigns of the parties.  Except for the Placement Agents and the Placement Agents Counsel, which are express intended third party beneficiaries of this Agreement, and except for provisions of this Agreement expressly to the contrary, nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement.

10.2.        Counterparts; Faxes.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  This Agreement may also be executed via facsimile, which shall be deemed an original.

10.3.        Titles and Subtitles.  The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

10.4.        Notices.  Unless otherwise provided, any notice required or permitted under this Agreement shall be given in writing and shall be deemed effectively given as hereinafter described on the earlier of (i) if given by personal delivery, then such notice shall be deemed given upon such delivery; (ii) if given by facsimile or electronic mail, then such notice shall be deemed given upon receipt of confirmation of complete transmittal; (iii) if given by mail, then such notice shall be deemed given upon the earlier of (A) receipt of such notice by the recipient, or (B) three days after such notice is deposited in first class mail, postage prepaid; (iv) if given by an internationally recognized overnight air courier, then such notice shall be deemed given one day after delivery to such carrier; and (v) upon actual receipt by the party to whom the notice is required to be given.  All notices shall be addressed to the party to be notified at the address as follows, or at such other address as such party may designate by ten days’ advance written notice to the other party:

If to the Company:

Storm Cat Energy Corporation

1400 16th Street; Suite 510

Denver, CO 80202

Attn: J. Scott Zimmerman

Fax:  (303) 991-9773

With a copy to:

Hogan & Hartson L.L.P.

One Tabor Center, Suite 1500

1200 Seventeenth Street

Denver, CO 80202

Attn: George A. Hagerty

Fax:  (303) 899-7333

and to:

Bull, Housser & Tupper LLP

Suite 3000 Royal Centre

1055 West Georgia Street

Vancouver, British Columbia

Attn: David M. Hunter

Fax: (604) 646-2634

If to any of the Investors:

to the addresses set forth on Schedule I hereto.

With a copy to:

A.G. Edwards & Sons, Inc.

1 North Jefferson

St. Louis, MO 63103

Attn:  Albert F. Bender

Fax:   (314) 955-6996

and to:

Coker, Palmer, Phillips & Mullen

1667 Lelia Drive

Jackson, MS 39216

Attn:  Michael Bodino

Fax:   (601) 354-0857

10.5.                        Expenses.  The Company shall pay the reasonable fees and expenses of Placement Agents Counsel in connection with the Private Placement (the “Placement Agents Counsel Fees”), which Placement Agents Counsel Fees shall include, without limitation, the fees and expenses associated with the negotiation, preparation and execution and delivery of this Agreement and the other Transaction Documents and any amendments, modifications or waivers thereto, but in no event in an amount to exceed $75,000.  The Placement Agents Counsel Fees shall be paid to Placement Agents Counsel at the Closing by release to Placement Agents Counsel of the portion of the Escrow Amount equal to the Placement Agents Counsel Fees.  Except as set forth above, the Company and the Investors shall each bear their own expenses in connection with the negotiation, preparation, execution and delivery of this Agreement.  In the event that legal proceedings are commenced by any party to this Agreement against another party to this Agreement in connection with this Agreement or the other Transaction Documents, the party or parties which do not prevail in such proceedings shall severally, but not jointly, pay their pro rata share of the reasonable attorneys’ fees and other reasonable out-of-pocket costs and expenses incurred by the prevailing party in such proceedings.

10.6.                        Amendments and Waivers.  Any term of this Agreement may be amended and the observance of any term of this Agreement shall not be waived (either generally or in a particular instance and either retroactively or prospectively), without the prior written consent of the Company and the Requisite Holders; provided, however, that any provision hereof which impairs the rights or increases the obligations of a specific Investor disproportionately to other Investors shall not be amended or waived without the prior written consent of the Company and that particular Investor; provided, further, that any provision affecting the rights or obligations of Placement Agents Counsel shall not be waived or amended without the prior written consent of Placement Agents Counsel.  Any amendment or waiver effected in accordance with this Section 10.6 shall be binding upon each holder of any Securities purchased under this Agreement at the time outstanding, each future holder of all such Securities, and the Company.

10.7.                        Publicity.  Except as set forth below, no public release or announcement concerning the transactions contemplated hereby shall be issued by the Company or the Investors without the prior consent of the Placement Agent (which consent shall not be unreasonably withheld), except as such release or announcement may be required by law or the applicable rules or regulations of any securities exchange or securities market, in which case the Company or the Investors, as the case may be, shall allow the Placement Agent to the extent reasonably practicable in the circumstances, reasonable time to comment on such release or announcement in advance of such issuance.  By 8:30 a.m. (New York City time) on the trading day immediately following the Signing Date, the Company shall issue a press release disclosing the execution of this Agreement.  No later than the fourth Business Day following the Signing Date, the Company will file a Form 6-K or Form 8-K, as applicable, attaching the press release described in the foregoing sentence as well as copies of the Transaction Documents.  By 8:30 a.m. (New York City time) on the trading day immediately following the Closing Date, the Company shall issue a press release disclosing the consummation of the transactions contemplated by this Agreement.  No later than the fourth Business Day following the Closing Date, the Company will file a Form 6-K or Form 8-K, as applicable, attaching the press release described in the foregoing sentence.  In addition, the Company will make such other filings and notices in the manner and time required by the SEC and the securities regulatory authorities in the provinces and territories of Canada in which such filings and notices are required.  Notwithstanding the foregoing, the

Company shall not publicly disclose the name of any Investor, or include the name of any Investor in any filing with the SEC (other than the Registration Statement and any exhibits to filings made in respect of this transaction in accordance with periodic filing requirements under the 1934 Act), the securities regulatory authorities in the provinces and territories of Canada or any other regulatory agency, without the prior written consent of such Investor, except to the extent such disclosure is required by law or trading market regulations, in which case the Company shall provide the Investors with prior notice of such disclosure except to the extent such prior notice is provided in this Agreement.

10.8.                        Severability.  Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof but shall be interpreted as if it were written so as to be enforceable to the maximum extent permitted by applicable law, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.  To the extent permitted by applicable law, the parties hereby waive any provision of law which renders any provision hereof prohibited or unenforceable in any respect.

10.9.                        Entire Agreement.  This Agreement, including the Schedules, Exhibits and the Disclosure Schedules, and the other Transaction Documents, constitute the entire agreement among the Company and the Investors with respect to the Private Placement and the subject matter hereof and thereof and supersede all prior agreements and understandings, both oral and written, between the Company and the Investors with respect to the Private Placement and the subject matter hereof and thereof; provided however, the obligations of an Investor under any nondisclosure agreement or confidentiality letter entered into by such Investor in connection with the offering of the Securities shall continue to apply in accordance with the terms thereof.

10.10.                  Further Assurances.  The parties shall execute and deliver all such further instruments and documents and take all such other actions as may reasonably be required to carry out the transactions contemplated hereby and to evidence the fulfillment of the agreements herein contained.

10.11.                  Governing Law; Consent to Jurisdiction.  This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York without regard to the choice of law principles thereof.  Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the courts of the State of New York located in New York County and the United States District Court for the Southern District of New York for the purpose of any suit, action, proceeding or judgment relating to or arising out of this Agreement and the transactions contemplated hereby.  Service of process in connection with any such suit, action or proceeding may be served on each party hereto anywhere in the world by the same methods as are specified for the giving of notices under this Agreement.  Each of the parties hereto irrevocably consents to the jurisdiction of any such court in any such suit, action or proceeding and to the laying of venue in such court.  Each party hereto irrevocably waives any objection to the laying of venue of any such suit, action or proceeding brought in such courts and irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

IN WITNESS WHEREOF, the undersigned has executed this Purchase Agreement or caused its duly authorized officers to execute this Purchase Agreement as of the date first above written.

STORM CAT ENERGY CORPORATION

By:
Name:	J. Scott Zimmerman
Title:	President and Chief Executive Officer

IN WITNESS WHEREOF, the undersigned has executed this Purchase Agreement or caused its duly authorized officers to execute this Purchase Agreement as of the date first above written.

IF AN INDIVIDUAL:	IF A CORPORATION, PARTNERSHIP, TRUST, ESTATE OR OTHER ENTITY:

(Signature)
Print name of entity

(Printed Name)	By:
Name:
Title:

Address for Notices:	Address for Notices:

Address for Delivery of Common Shares:	Address for Delivery of Common Shares:

Taxpayer Identification Number:	Taxpayer Identification Number:

Aggregate dollar amount of Common Shares committed
to be purchased pursuant to the terms of the Agreement:	$

Number of Common Shares committed to be purchased pursuant to the terms of the Agreement:

[Signature Page Purchase Agreement.]